China HGS Real Estate Inc.
6 Xinghan Road, 19th Floor, Hanzhong City
Shaanxi Province, PRC 723000

September 8, 2010
Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China HGS Real Estate Inc. Form 10-K for the Fiscal Year Ended September 30, 2009 Filed December 29, 2009 File No. 0-49687

Dear Mr. Gordon:

This  letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China HGS Real Estate Inc. (the  “Company”) dated August 23, 2010.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the Period Ended September 30, 2009

Item 1A. Risk Factors

We provide guarantees for the mortgage loans of our customers which expose us to risks of default by our customers, page 20

Staff Comment 1. Please tell us how you recognize revenue where you provide guarantees to the bank for mortgage loans entered into by your customers.  You disclose that you provide these guarantees for six to twelve months after the purchasers take possession of the relevant properties.

Response:  Real estate sales are reported in accordance with the FASB guidance “Accounting for Sales of Real Estate” (formerly referred to as SFAS No. 66).

We recognize revenue from the sales of development properties in accordance with the full accrual method at the time of the closing of an individual unit sale. This occurs when title to or possession of the property is transferred to the buyer. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. Further, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, is not subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Daniel L. Gordon
Securities and Exchange Commission
September 8, 2010

We provide “mortgage loan guarantees” only with respect to buyers who make down-payments of 30%-50% of the total purchase price of the property.  The period of the mortgage loan guarantee begins on the date the bank approves the buyer’s mortgage and we receive the loan proceeds in our bank account and ends on the date the “Certificate of Property” evidencing that title to the property has been transferred to the buyer has been obtained from the relevant government authority which can take from three to six months (the “Mortgage Loan Guarantee Period”).  If, after investigation of the buyer’s income and other relevant factors, the bank decides not to grant the mortgage loan, our mortgage-loan based sales contract terminates and there is no guarantee obligation.  If, during the Mortgage Loan Guarantee Period, the buyer defaults on his or her monthly mortgage payment for three consecutive months, we are required to refund the loan proceeds back to the bank, although we have the right to keep the customer's deposit and resell the property to a third party.  Once the Certificate of Property has been issued by the relevant government authority, our loan guarantee terminates.  If the buyer then defaults on his or her mortgage loan, the bank has the right to take the property back and sell it and use the proceeds to pay off the loan.  The Company is not liable for any shortfall that the bank may incur in this event.

To date, no buyer has defaulted on his or her mortgage payments during the Mortgage Loan Guarantee Period and the Company has not had to refund any loan proceeds pursuant to its mortgage loan guarantees. As a result, based on the Company’s historical experience, the Company believes that its revenue recognition policy is appropriate.  The Company periodically reviews its revenue recognition policy to determine whether its assumptions are still reasonable and will make any adjustments it deems necessary.

Item 8. Financial Statements and Supplementary Data, page F-1

Staff Comment 2. Clarify to us why you have not disclosed restrictions of the Chinese subsidiary to pay dividends to the parent.  Refer to Rule 4.08(e) of Regulation S-X.  In addition, explain why you have not included parent only financial statements because of the restricted net assets as required by Schedule I under Rule 5-04(a) of Regulation S-X.

Response

All of our assets are located within the PRC. Under the laws of the PRC governing foreign invested enterprises, dividend distribution and liquidation are allowed but subject to special procedures under relevant rules and regulations. Any dividend payment is subject to the approval of the Board of Directors and subject to foreign exchange rules governing such repatriation. Any liquidation is subject to both the relevant government agency’s approval and supervision, as well as foreign exchange controls.

Daniel L. Gordon
Securities and Exchange Commission
September 8, 2010

We have never declared or paid any cash dividends on our common stock and we do not expect to pay any cash dividends in the foreseeable future. We expect to retain any earnings to support operations and to finance the growth and development of our business.  Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.  The payment of dividends from our subsidiaries to our parent company is subject to restrictions including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents.

We will include the above disclosure in our future filings.

Report of Independent Registered Public Accounting Firm, page F-2

Staff Comment 3. Your auditors for the two-year period ended September 30, 2009, are located in New Jersey; however it appears that substantially all of your assets, liabilities, revenues and expenses relate to operations located in China.  Please have your auditors tell us how the audit of the operations in China was conducted.  The response should include a discussion of the following:

A.
Whether another auditor was involved in the audit of the operations in China.  If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB).  Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of U.S. GAAP and PCAOB Standards;

B.
Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor in China.  Also, explain how the September 30, 2009 and 2008 audits were performed, particularly the testing of real estate property development completed and real estate property under development.

Response:

Bagell Josephs Levine & Company LLC (“BJL”) were our predecessor auditors who issued the reports for the two-year period ended September 30, 2009. Effective January 1, 2010, BJL merged into Friedman LLP, a New York City-based accounting firm. We filed a Form 8-K on January 19, 2010 announcing the change of auditors from BJL to Friedman LLP.

Friedman LLP and other auditing firms have received a letter from the SEC requesting information similar to that requested in this comment.  Friedman LLP responded to the SEC's information request on August 27, 2010 in a letter addressed to Ms. Kara Brockmeyer in the SEC’s Division of Enforcement.

We keep all of our major accounting records and related supporting documents in China. Our U.S. auditors performed all the required audit procedures involving examining audit evidence in China. All the audit procedures were performed in accordance with PCAOB audit standards.

Daniel L. Gordon
Securities and Exchange Commission
September 8, 2010

Consolidated Balance Sheets, page F-3

Staff Comment 4. Please tell us how you determined that real estate property under development and customer deposits should be classified as current assets and current liabilities, respectively.  In this regard, we note your disclosure on page 21 that several properties that you have developed or that are under development are large scale and are developed in multiple phases over the course of one to several years.

Response:

As of September 30, 2009 (the "Balance Sheet Date"), the balance of "real estate property completed" was $2.3 million, which the Company considered to be current assets because we expected these assets to be converted to cash within one year from the Balance Sheet Date.  In fact, all $2.3 million of "real estate property completed" set forth on the Company's September 30, 2009 balance sheet was sold and converted to cash by June 30, 2010, nine months from the Balance Sheet Date.

As we disclosed on page 21 of our Annual Report on Form 10-K, several properties that we have developed or that are under development are large scale and are developed in multiple phases over the course of one to several years. As of September 30, 2009, the balance of "real estate property under development" was $42.5 million. Among this $42.5 million, the Company has determined that $23.4 million should have been reclassified to non-current assets. The following table indicates the impact that reclassification of "real estate under development" would have on the Company’s balance sheets:

	As Reported				As Reclassified
	Year Ended Sep 30, 2009	Period Ended Dec. 31, 2009	Period Ended Mar. 31, 2010	Period Ended Jun. 30, 2010	Year Ended Sep 30, 2009	Period Ended Dec. 31, 2009	Period Ended Mar. 31, 2010	Period Ended Jun. 30, 2010

Real Estate under Development - Current	45,522,287	38,906,520	36,436,066	37,657,198	22,094,570	23,622,088	24,094,037	26,209,885

Real Estate under Development - Non-current	-	-	-	-	23,427,717	15,284,432	12,342,029	11,447,313

Total	45,522,287	38,906,520	36,436,066	37,657,198	45,522,287	38,906,520	36,436,066	37,657,198

In future filings, we will separate the “real estate property under development” into current and non-current portions based on the estimated completion phases.

We prepare real estate sales forecasts on a regular basis and evaluate our forecasts periodically. As of the Balance Sheet Date, we had customer deposits of $14.9 million, all of which we considered to be current liabilities because based on our forecasts we expected to be able to recognize these deposits as revenue within one year of the Balance Sheet Date.  In fact, for the first nine months of fiscal 2010, we recognized revenues of $31 million, which included 100% of these customer deposits.

Daniel L. Gordon
Securities and Exchange Commission
September 8, 2010

Consolidated Statements of Cash Flows, page F-6

Staff Comment 5. We note the line item “proceeds from (repayment for) shareholder loans.”  Please tell us how you classified shareholder loans on your consolidated balance sheets and how you have complied with the provisions of ASC 850-10-50 regarding disclosure of related party transactions.

Response:

We have complied with the provisions of ASC 850-10-50 regarding the disclosure of related party transactions. Our cash flow statements for the years ended September 30, 2009 and 2008 incorrectly classified the proceeds of $421,905 in 2008 and the repayment of $438,263 in 2009 as proceeds from (repayment for) shareholder loans.  In fact, these were not related party transactions, but were actually transactions involving unrelated third parties.  We considered this error immaterial and the balances were fully paid off by September 30, 2009.

Note 10, Taxes, page F-24

Staff Comment 6. Please clarify for us why you have not reflected income tax owed as a U.S. domiciled company.

Response:

Our parent company is a corporation organized under the laws of the State of Florida. However, all of our operations are conducted solely by our subsidiaries in the PRC.  No income is earned in the United States and we do not repatriate any earnings outside the PRC.  As a result, we did not generate any U.S. taxable income for the two years ended September 30, 2009. We will add disclosure to clarify our U.S. income tax position in future filings.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Alisande M. Rozynko of The Crone Law Group, at (415) 955-8900.

Sincerely,

By:	/s/ Xiaojun Zhu
Xiaojun Zhu
Chief Executive Officer and President

Enclosures
cc: Alisande M. Rozynko
The Crone Law Group